Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

ZENTOAI INTELLIGENT TECHNOLOGY COMPANY LIMITED

F-1

ZentoAI Intelligent Technology Company Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	March 31,	September 30,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$94,650	$4,631
Prepaid expenses	37	82
Deposits, current	58	-
Total current assets	$94,745	$4,713

Office equipment, net	$417	$497
Deposits, non-current, net	302,395	-
Deposits-a related party, non-current, net	665,269	669,875
Total assets	$1,062,826	$675,085

Liabilities and shareholders’ deficit

Liabilities
Current liabilities
Amount due to a related party, current	$100,412	$77,267
Accrued expenses and other liabilities	93,246	1,915
Total current liabilities	$193,658	$79,182

Amount due to a related party, non-current	1,020,850	706,694

Total liabilities	$1,214,508	$785,876

Commitments and contingencies

Shareholders’ deficit
Ordinary shares (no par value, no authorized shares and 2 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	$12,399	$12,399
Subscription receivables	(12,399)	(12,399)
Accumulated deficit	(151,433)	(109,981)
Accumulated other comprehensive income (loss)	668	(294)
Total ZentoAI Intelligent Technology Company Limited shareholders’ deficit	$(150,765)	$(110,275)
Non-controlling interest	(917)	(516)
Total shareholders’ deficit	$(151,682)	$(110,791)

Total liabilities and shareholders’ deficit	$1,062,826	$675,085

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

ZentoAI Intelligent Technology Company Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Other income
Interest income	$-	$1
Total other income	$-	$1

Expenses
Allowance for credit losses	$16,699	$-
Communications and technology	8,335	10,781
Compensation and benefits	7,784	1,271
Compensation and benefits-a related party	623	-
Depreciation	76	38
Professional fees	8,245	-
Occupancy	39	-
Other administrative expenses	49	5,293
Total expenses	$41,850	$17,383

Loss before income taxes	(41,850)	(17,382)
Provision for income taxes	-	-
Net loss	$(41,850)	$(17,382)

Net loss attributable to:
Shareholders	(41,452)	(16,980)
Non-controlling interest	(398)	(402)
	(41,850)	(17,382)

Other comprehensive income
Foreign currency translation adjustments	959	42
Total other comprehensive income	$959	$42

Total other comprehensive income (loss) attributable to:
Shareholders	962	44
Non-controlling interest	(3)	(2)
	959	42

Total comprehensive loss attributable to:
Shareholders	(40,490)	(16,936)
Non-controlling interest	(401)	(404)
	(40,891)	(17,340)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

ZentoAI Intelligent Technology Company Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit

(Expressed in U.S. Dollars, except for the number of shares)

For the Six Months Ended March 31, 2025

	Ordinary shares		Subscription	Accumulated	Accumulated other comprehensive	Non-controlling
	Number issued	Amount	receivables	deficit	loss	Interest	Total
Balance as of September 30, 2024 (Audited)	2	$12,399	$(12,399)	$(37,257)	$(243)	$292	$(37,208)
Net loss	-	-	-	(16,980)	-	(402)	(17,382)
Foreign currency translation adjustments	-	-	-	-	44	(2)	42
Balance as of March 31, 2025 (Unaudited)	2	$12,399	$(12,399)	$(54,237)	$(199)	$(112)	$(54,548)

For the Six Months Ended March 31, 2026

	Ordinary shares		Subscription	Accumulated	Accumulated other comprehensive	Non-controlling
	Number issued	Amount	receivables	deficit	(loss) income	Interest	Total
Balance as of September 30, 2025 (Audited)	2	$12,399	$(12,399)	$(109,981)	$(294)	$(516)	$(110,791)
Net loss	-	-	-	(41,452)	-	(398)	(41,850)
Foreign currency translation adjustments	-	-	-	-	962	(3)	959
Balance as of March 31, 2026 (Unaudited)	2	$12,399	$(12,399)	$(151,433)	$668	$(917)	$(151,682)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

ZentoAI Intelligent Technology Company Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(41,850)	$(17,382)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	76	38
Allowance for credit losses	16,699	-
Change in operating assets and liabilities:
Prepaid expenses	45	(170)
Deposits	(58)	-
Accrued expenses and other liabilities	91,778	1,805
Net cash provided by (used in) operating activities	$66,690	$(15,709)

Cash flows from investing activities:
Purchases of office equipment	$-	$(612)
Net cash used in investing activities	$-	$(612)

Cash flows from financing activities:
Advance from related party	$23,788	$19,529
Net cash provided by financing activities	$23,788	$19,529

Effect of exchange rate changes on cash	(459)	-
Net increase in cash	$90,019	$3,208
Cash, beginning of period	4,631	1,401
Cash, end of period	$94,650	$4,609

Supplementary cash flows information:
Non-cash investing activities:
Good faith deposit for proposed acquisition funded directly by a related party	$319,016	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

1. Organization and Description of Business

ZentoAI Intelligent Technology Company Limited (“ZentoAI”) is a company incorporated in Macau with limited liability on November 22, 2022 with a share capital of MOP100,000 (approximately $12,399). As of March 31, 2026, ZentoAI is a wholly owned subsidiary of ZentoAI Company Limited (“ZCL”), a company incorporated by Ng Wai Ian in the Cayman Islands with limited liability on May 23, 2023. ZentoAI is engaged in information technology, investment, research and technical services. Under Macau law, all these activities carried out by the Company do not require specific licenses. ZentoAI owns and controls the following subsidiaries (collectively, “the Company”) as of March 31, 2026.

ZentoAI held a 95% ownership interest in Macwise Technology Limited (“Macwise”), a company incorporated in Macau with limited liability on August 28, 2023 with a share capital of MOP100,000 (approximately $12,399). Macwise is engaged in fintech services. Under Macau law, all these activities carried out by Macwise do not require specific licenses.

Macwise (Jiangxi) Technology Limited (“Macwise Jiangxi”), a wholly foreign owned enterprise (“WFOE”) of ZentoAI, is a company incorporated in the People’s Republic of China (“PRC”) with limited liability on March 27, 2026. Macwise Jiangxi has a registered share capital of CNY700,000 (approximately $101,006), of which nil was paid-up as of March 31, 2026, and is principally engaged in fintech services. As of March 31, 2026, Macwise Jiangxi has not commenced its operational activities.

F-6

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

2. Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Historically, the Company’s operating and working capital commitments have been funded primarily through advances from related parties and major shareholders.

The Company recorded net cash inflow in operating activities of $66,690 and net cash outflow in operating activities of $15,709 for the six months ended March 31, 2026 and 2025, respectively. As of March 31, 2026, the Company had a negative working capital of $98,913 and the Company had $94,650 in cash.

The Company’s shareholder has undertaken to provide continuing financial support and make available sufficient funds, as necessary, to enable the Company to meet its working capital requirements and financial obligations as they become due for at least twelve months from the date these unaudited condensed consolidated financial statements are issued. Based on the Company’s existing cash resources, expected operating cash flows and such financial support, management believes that the Company has sufficient liquidity to meet its obligations for at least twelve months from the date these consolidated financial statements are issued. Accordingly, these unaudited condensed consolidated financial statements have been prepared on a going concern basis.

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair presentation of the Company’s financial position as of March 31, 2026, and results of operations and cash flows for the six months ended March 31, 2026 and 2025. The consolidated balance sheet as of September 30, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended September 30, 2025 and 2024, and related notes included in the Company’s audited consolidated financial statements.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities as of March 31, 2026:

	Place of	Attributable equity	Registered/Issued
Name of Company	Incorporation	interest %	Capital
Macwise Technology Limited	Macau	95	MOP100,000
Macwise (Jiangxi) Technology Limited	PRC	100	CNY700,000

Non-controlling interest

U.S. GAAP requires that non-controlling interests in subsidiaries and affiliates be reported in the equity section of a company’s balance sheet. In addition, the amounts attributable to the non-controlling interests in the net loss of these entities are reported separately in the unaudited condensed statements of operations and comprehensive loss.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses and impairment of long-lived assets. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Cash

Cash includes balances maintained with banks in Macau that can be added or withdrawn without limitation.

F-7

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

3. Summary of Significant Accounting Policies (Continued)

Expected credit losses

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company applied the expected credit losses model to deposits.

Prepaid expenses

Prepaid expenses are comprised of prepaid administrative expenses. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit losses assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Deposits, net

Deposits consist of rental deposit and good faith deposit paid for acquisition of a target company. The Company reviews deposits on a regular basis and also makes allowance for expected credit losses if there is evidence indicating that deposits are likely to be unrecoverable based on the Company’s historical losses, specific customer circumstances, and general economic conditions. As of March 31, 2026 and September 30, 2025, the balance of allowance for expected credit losses against deposits was $53,187 and $36,819, respectively.

Leases

The Company has elected the short-term lease recognition exemption for leases with an initial term of 12 months or less. Accordingly, the Company does not recognize right-of-use assets or lease liabilities for qualifying short-term leases and recognizes the related lease expense generally on a straight-line basis over the lease term.

Office equipment, net

Office equipment is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of office equipment are 4 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive loss under other income or expenses.

F-8

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

3. Summary of Significant Accounting Policies (Continued)

Business combination

Upon acquisition of a company, the Company determines if the transaction is a business combination defined by ASC 805, Business Combinations (“ASC 805”), which shall be accounted for using the acquisition method of accounting. Under the acquisition method, once control of a business is obtained, the assets acquired and liabilities assumed, including amounts attributed to non-controlling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The determination of the fair values is based on estimates and judgments made by management. By contrast, the acquisition of an asset or group of assets (and possibly the assumption of any liabilities) that do not meet the definition of a business in ASC 805 is accounted for using a cost accumulation model. In a cost accumulation model, the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of their relative fair values.

Investments in subsidiaries

Subsidiaries are entities controlled by ZentoAI. ZentoAI controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether ZentoAI has power, only substantive rights (held by ZentoAI and other parties) are considered. ZentoAI shall deconsolidate a subsidiary or derecognize a group of assets as of the date ZentoAI ceases to have a controlling financial interest in that subsidiary or group of assets.

Impairment of long-lived assets

The Company reviews long-lived assets, including office equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of March 31, 2026 and September 30, 2025, no impairment of long-lived assets were recognized.

F-9

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

3. Summary of Significant Accounting Policies (Continued)

Other income

For the six months ended March 31, 2026 and 2025, other income consisted of the following:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Interest income (note)	$-	$1

Note:

Interest income is interests earned on bank deposits, which are not within the scope of ASC 606.

Interest income is recognized using the effective interest method.

For the six months ended March 31, 2026, the Company also received a government subsidy of MOP1,500,000 (equivalent to $186,713) from Macau Government Tourism Office as financial assistance to reimburse or compensate the Company for qualifying expenditures incurred in connection with advertising and promoting activities. The Company recognizes a government subsidy when it is probable that the Company will comply with the conditions attached to the subsidy and that the subsidy will be received.

Government subsidies related to expenses are recognized in the same period as the related expenses and are presented as a reduction of those expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Accordingly, when a subsidy fully reimburses the related qualifying expenses, the related subsidy and expenses are presented on a net basis.

Employee benefit plan

Employees of the Company located in Macau participate in a compulsory retirement benefit scheme as required by the local laws in Macau. Contributions are required by both the Company and its employees at MOP60 and MOP30 per month, respectively. During the six months ended March 31, 2026 and 2025, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive loss in respect of the Company’s costs incurred in the scheme was $45 and $7, respectively.

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. The provision for income taxes consists of current taxes and deferred taxes.

Current tax included Macau income tax and PRC enterprise income tax.

The Macau income tax and PRC enterprise income tax are recognized based on the results for the periods, as adjusted for items that are non-assessable or disallowed. They are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized upon examination. Penalties and interest incurred related to the underpayment of income tax are classified as income tax expense in the period incurred. The Company considers that there were no uncertain tax positions as of March 31, 2026 and September 30, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s unaudited condensed consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”), specifically the Company’s CEO, reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. During the periods presented, the Company did not commence substantive revenue-producing operations and did not generate any revenue. The Company’s activities were primarily limited to maintaining its corporate existence, evaluating potential business opportunities, and incurring administrative expenses. Accordingly, the Company is managed on a consolidated basis and has one operating segment and one reportable segment.

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net loss that also is reported as consolidated net loss on the unaudited condensed consolidated statements of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM does not review disaggregated expense information when assessing performance or making operational decisions. Instead, the CODM evaluates expenses on a consolidated basis only. Other segment items included provision for income taxes, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

F-10

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

3. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies

The Company determines the functional currency of each of its consolidated entities based on the currency of the primary economic environment in which the entity operates. The functional currencies of ZentoAI and Macwise are the Macanese Pataca (“MOP”). The functional currency of Macwise Jiangxi is the Renminbi (“RMB”). The Company uses MOP as the currency for consolidation purposes and the Company’s reporting currency is the United States dollar (“US$” or “$”).

For consolidation purposes, the financial statements of Macwise Jiangxi, which are maintained in RMB, are first translated into MOP. Assets and liabilities of Macwise Jiangxi are translated into MOP at the exchange rates in effect at the balance sheet date, while income and expense items are translated at the average exchange rates for the reporting period. Equity accounts are translated at historical exchange rates. Translation adjustments arising from the translation of Macwise Jiangxi’s financial statements from RMB into MOP are recognized in accumulated other comprehensive income (loss) as a component of shareholders’ deficit.

After the financial statements of Macwise Jiangxi have been translated into MOP, the financial statements of the Company and its subsidiaries are consolidated in MOP, with all intercompany balances and transactions eliminated upon consolidation. The resulting consolidated financial statements denominated in MOP are then translated into US$ for presentation purposes. Assets and liabilities are translated into US$ at the exchange rates in effect at the balance sheet date, income and expense items are translated at the average exchange rates for the reporting period, and equity accounts are translated at historical exchange rates. Translation adjustments arising from the translation of the consolidated financial statements from MOP into US$ are recognized in accumulated other comprehensive income (loss).

Transactions denominated in currencies other than an entity’s functional currency are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently remeasured into the functional currency using the exchange rate at the balance sheet date. Foreign currency transaction gains and losses resulting from such remeasurement or from the settlement of foreign currency transactions are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss.

Because the unaudited condensed consolidated statements of cash flows are translated using average exchange rates for the reporting period, amounts reported in the unaudited condensed consolidated statements of cash flows may not necessarily agree with the changes in the corresponding balance sheet accounts.

The following table outlines the exchange rates between MOP and US$ that are used in preparing these unaudited condensed consolidated financial statements:

	As of March 31, 2026	As of September 30, 2025
Year-end spot rate	8.0717	8.0162

	For the Six Months Ended March 31,
	2026	2025
Average rate	8.0337	8.0101

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2026 and September 30, 2025, the Company’s financial instruments primarily consisted of cash, deposits, amounts due to related parties, and accrued expenses and other liabilities.

The carrying amounts of cash, current deposits, current amounts due to related parties, and accrued expenses and other current liabilities approximate their respective fair values due to the short-term maturities of these financial instruments.

The carrying amounts of non-current deposits and non-current amounts due to related parties approximate their respective fair values. Although these balances are non-interest-bearing, based on their expected recovery or settlement periods and the applicable market interest rates for comparable financial instruments, the effect of discounting is not material.

F-11

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. For purposes of determining the effective dates of newly issued accounting standards, the Company applies the effective dates applicable to public business entities when the applicable guidance distinguishes between public business entities and other entities. However, because the Company is not an SEC filer, where an ASU distinguishes between SEC filers and other entities, the Company applies the effective dates applicable to entities other than SEC filers, unless otherwise specified in the applicable guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income —Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures disaggregating certain expense captions presented on the face of the income statement into specified categories, including purchases of inventory, employee compensation, depreciation and amortization. It also requires disclosure of total selling expenses and an entity’s definition of selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), which clarified that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. The Company expects the adoption of the amendments to result in additional disclosures but not to affect its financial position, results of operations or cash flows. The Company is currently evaluating the extent of the additional disclosures that will be required.

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis for annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its unaudited condensed consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU applies to monetary and tangible nonmonetary government grants but explicitly excludes from its scope intangible asset grants, exchange transactions, and other arrangements. Under the ASU, an entity recognizes the impact of a government grant when it is probable that both (i) the entity will comply with the conditions attached to the grant, and (ii) the grant will be received. Asset-related grants may be accounted for using either a cost accumulation approach or a deferred income approach. Income grants must be systematically recognized over the related expense periods. ASU 2025-10 is effective for public business entities for annual reporting periods beginning after Dec. 15, 2028, and interim reporting periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after Dec. 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its unaudited condensed consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies the applicability of interim reporting guidance under ASC 270 and reorganizes interim disclosure requirements into a centralized framework. The amendments also introduce a disclosure principle requiring entities to disclose material events and changes occurring since the most recent annual reporting period. The guidance is effective for interim periods within fiscal years beginning after December 15, 2027 for public business entities, with early adoption permitted. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

F-12

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

4. Significant Risks

Currency risk

The functional currencies of ZentoAI and Macwise are the Macanese Pataca (“MOP”). The functional currency of Macwise Jiangxi is the Renminbi (“RMB”). The unaudited condensed consolidated financial statements are presented in US$. The Company’s operating activities and assets and liabilities are predominantly denominated in the functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in MOP with respect to US$ is not significant as MOP is pegged to HK$ at a fixed rate of 1.03 and HK$ is pegged to US$ in a band between 7.75 and 7.85. The Company considers the foreign exchange risk in relation to transactions denominated in RMB with respect to US$ is not significant as Macwise Jiangxi did not carry out any revenue-generating activities during the period presented.

Concentration and credit risks

Financial instruments that potentially subject the Company to credit risk consist of cash and deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Macau. As of March 31, 2026 and September 30, 2025, the Company had cash deposits of $94,650 and $4,631, respectively, with these banks. The Company did not maintain any bank accounts in the PRC as of either March 31, 2026 or September 30, 2025. Balances maintained with banks in Macau are insured under the Deposit Protection Scheme introduced by the Macau Government for a maximum amount of MOP500,000 (equivalent to US$61,945), and further increased to MOP800,000 (equivalent to US$99,112) effective on October 1, 2024, for each depositor at one bank, whereas the balances maintained by the Company may at times exceed the insured limits. Cash balances maintained with banks in Macau are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash maintained with these banks.

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of deposits. The Company performs regular and ongoing credit assessments of the counterparties’ financial conditions and credit histories. The Company considers that it has adequate controls over these deposits to minimize the related credit risk. As of March 31, 2026 and September 30, 2025, the balance of allowance for expected credit losses were $53,187 and $36,819, respectively.

As of March 31, 2026 and September 30, 2025, all the Company’s assets were located in Macau.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits in question, the Company considers its interest rate risk to be not material, and the Company has not used any derivatives to manage or hedge its interest rate risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

F-13

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

5. Asset Acquisition

On June 17, 2024, ZentoAI acquired 95% of the equity interest in Macwise from an independent party for a total consideration of MOP95,000 (equivalent to $11,870). No cash consideration was paid in connection with the acquisition. The consideration was satisfied through the Company’s assumption of the former shareholder’s obligation to Macwise. The remaining 5% of the equity interest amounting to MOP5,000 (equivalent to $624) was recorded as non-controlling interest under consolidated balance sheets.

At the time of the acquisition, Macwise was not engaged in any substantive business activities. The assets held by Macwise as of acquisition date consisted primarily of amounts due from related parties. Macwise did not have an organized workforce, nor any inputs that such a workforce could develop or convert into outputs. Furthermore, Macwise did not have any outputs and did not carry out any revenue-generating activities at the time of the acquisition. Therefore, Macwise did not meet the definition of a business under ASC 805. The acquisition was accounted for as an asset acquisition under ASC 805. No goodwill was recognized.

6. Office Equipment, Net

As of March 31, 2026 and September 30, 2025, office equipment, net, consisted of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)

Office equipment, gross	$607	$611
Less: accumulated depreciation	(190)	(114)
Office equipment, net	$417	$497

Depreciation expense was $76 and $38 for the six months ended March 31, 2026 and 2025, respectively.

7. Prepaid Expenses

As of March 31, 2026 and September 30, 2025, prepaid expenses, consisted of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)

Prepaid administrative expenses	$37	$82

F-14

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

8. Deposits, Net

As of March 31, 2026 and September 30, 2025, deposits, net, consisted of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)

Third parties
Deposits, gross	$319,074	$-
Less: Allowance for expected credit losses	(16,621)	-
Deposits, net	$302,453	$-

Less: amount classified as non-current assets (1)	(302,395)	-
Deposits, current, net	$58	$-

Related party
Deposits-a related party, gross (1)	$701,835	$706,694
Less: Allowance for expected credit losses	(36,566)	(36,819)
Deposits-a related party, non-current, net	$665,269	$669,875

(1)	Deposits paid represent good faith deposits paid pursuant to acquisition intention agreements entered into in connection with the proposed acquisition of a digital technology service provider incorporated in the PRC with a focus on artificial intelligence and big data technologies (the “Target”). The terms of the proposed acquisition remain subject to further negotiation between the buyer and the seller and the execution of definitive agreements. Pursuant to the acquisition intention agreements, the deposits will be credited toward the total purchase consideration upon consummation of the proposed acquisition. If the buyer and seller terminate the proposed acquisition with written consent, or if the proposed acquisition is not consummated by December 31, 2027, the deposits are refundable in full in accordance with the terms of the acquisition intention agreements. The deposits are unsecured and non-interest-bearing. Subsequently, the Company entered into a supplementary agreement in connection with the proposed acquisition and paid an additional good faith deposit, as further described in Note 15.

As of March 31, 2026, the Company had paid deposits totaling $1,020,851, of which $701,835 was paid by the Company using funds advanced by a related party, and $319,016 was paid directly by a related party to the counterparty on behalf of the Company.

The movement of allowance for expected credit losses is as follow:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/ year	$36,819	$-
Provision for expected credit losses	16,699	36,763
Foreign exchange difference	(331)	56
Balance at end of the period/ year	$53,187	$36,819

9. Accrued Expenses and Other Liabilities

As of March 31, 2026 and September 30, 2025, accrued expenses and other liabilities consisted of the following:

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Compensation and benefits	$33	$1,714
Occupancy	39	-
Other administrative expenses (1)	93,116	201
Other	58	-
Accrued expenses and other liabilities	$93,246	$1,915

(1) Other administrative expenses included accrued advertising and promotional fees of $92,917. Government subsidies recognized in relation to qualifying advertising and promotional expenditures are presented as a reduction of the related expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. The amount was fully settled in April 2026.

10. Shareholders’ Deficit

Ordinary shares

ZentoAI initially issued 2 ordinary shares with no par value, at MOP100,000 (approximately $12,399) in total, when it incorporated under the laws of Macau with limited liability on November 22, 2022. There was no authorized share capital under the law of Macau. The amount was not paid-up and recognized as subscription receivables in these unaudited condensed consolidated financial statements.

F-15

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

11. Income Taxes

Macau

ZentoAI and Macwise are incorporated in Macau and are subject to complementary tax (the equivalent of what is known as “income tax” in other jurisdictions) on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Macau complementary tax regulations.

Under Macau Complementary Tax Regulations, taxpayers are classified into one of two groups as follows:

Group A taxpayers refer to the following enterprises:

1. All companies with full set of accounting records which are signed and verified by certified public accountants or accountants;

2. Public companies, partnerships limited by shares, business entities whose capital is not less than MOP 1,000,000 or the average taxable profit in the last three consecutive years exceeds MOP 1,000,000;

3. Any companies being the ultimate parent entity;

4. Those who choose to be a group A taxpayer.

Group B taxpayers refer to enterprises which do not fall into group A taxpayers.

ZentoAI and Macwise fall into group B taxpayers.

The difference between group A and B taxpayers are as follows:

1.	Under Macau Complementary Tax Regulations, group A taxpayers are permitted to carry forward losses from any financial year to offset taxable income in subsequent years, up to a maximum of three years, based on the taxpayer’s choice. However, this provision does not apply to group B taxpayers, who are not allowed to carry forward losses to offset taxable income in future years.

2.	The assessable profits of group A taxpayers are determined based on actual accounting income, after making the necessary tax adjustments. In contrast, the assessable profits of group B taxpayers are assessed on a deemed basis if the reported income falls below the internal parameters set by the Macau Finance Bureau for taxpayers in similar industries.

For the six months ended March 31, 2026 and 2025, Macau complementary tax was calculated at a statutory rate of 12%, with taxable profits below MOP 600,000 exempt from tax, regardless of whether the taxpayers were classified as group A or group B taxpayers.

PRC

Macwise Jiangxi is incorporated in PRC and is subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and is taxed at the statutory income tax rate of 25%.

As Macwise Jiangxi did not generate any assessable income for the period from March 27, 2026 (date of incorporation) to March 31, 2026, no enterprise income tax expenses were recognized.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Current taxes	-	-
Deferred taxes	-	-
Income tax expenses	$-	$-

The loss before income taxes of the Company for the six months ended March 31, 2026 and 2025 were comprised of the following:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)

Tax jurisdictions from:
Macau	(42,020)	(17,382)
The PRC	170	-
Loss before income taxes	$(41,850)	$(17,382)

F-16

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

A reconciliation of the difference between the expected income tax expenses computed at Macau statutory tax rate of 12% which the tax rate applicable in the principal jurisdiction in which the Company operates and the Company’s reported income tax expense is shown in the following table:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Loss before income taxes	$(41,850)	$(17,382)
Applicable income tax rate	12%	12%
Income tax benefit at applicable income tax rate	$(5,022)	$(2,086)
Non-deductible expense	2,004	-
Non-taxable income	(52)	-
Tax effect of foreign tax rate difference	22	-
Tax losses not expected to be utilized (1)	3,048	2,086
Income tax expense	$-	$-

(1)	Losses not expected to be utilized for the six months ended March 31, 2026 and 2025 mainly represented expenses incurred by ZentoAI and Macwise. ZentoAI and Macwise were group B taxpayer, and the losses were not allowed to carry forward to offset taxable income in future years under the applicable tax laws. Accordingly, no deferred tax assets were recognized in respect of these amounts.

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Applicable income tax rate	12%	12%
Non-deductible expense	(5)%	-
Non-taxable income	-	-
Tax effect of foreign tax rate difference	-	-
Tax losses not expected to be utilized	(7)%	(12)%
Effective tax rate	-%	-%

None of the Company’s entities are currently under examination by an income tax authority, including those in Macau or PRC, nor have they been notified that an examination is contemplated. Under Macau complementary tax regulations, there is no time bar on statutory examinations to be carried out by the Macau tax authority, and all income tax returns of the Company’s entities in Macau remain open for the examination.

Deferred tax

As of March 31, 2026 and September 30, 2025, the Company had no material temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities and had no tax loss or tax credit carryforwards that gave rise to deferred tax assets or liabilities. Accordingly, no deferred tax assets, deferred tax liabilities or related valuation allowances were recognized.

The Company evaluates uncertain tax positions in accordance with ASC 740 and recognizes the effect of a tax position only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. As of March 31, 2026 and September 30, 2025, the Company had no unrecognized tax benefits and no interest or penalties related to uncertain tax positions.

F-17

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

12. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Company
Ng Wai Ian	A controlling party of the Company
Ieong Fong Hang	A director of Macwise Jiangxi
ZentoAI Company Limited	A shareholder of the Company
Fortunewell Investment Management Company Limited	Controlled by Ng Wai Ian, a controlling party of the Company and Ieong Fong Hang, a director of Macwise Jiangxi

b. Transactions with related parties

			For the Six Months Ended March 31,
Name		Nature	2026	2025
			(Unaudited)	(Unaudited)
Ieong Fong Hang	(1)	Compensation and benefits	$623	$-

(1)	The amounts for the six months ended March 31, 2026 represented salaries paid.

c. Balances with related parties

			As of
Name		Nature	March 31, 2026	September 30, 2025
			(Unaudited)	(Audited)
Ng Wai Ian	(1)	Amounts due to a related party, current	$100,412	$77,267

ZentoAI Company Limited	(2)	Amounts due to a related party, non-current	$1,020,850	$706,694

Fortunewell Investment Management Company Limited	(3)	Deposits	$701,835	$706,694

(1)	The balances as of March 31, 2026 and September 30, 2025 represented advances from a related party for operational purposes. The balances were unsecured, non-interest bearing, and repayable on demand.

(2)	The balances as of March 31, 2026 and September 30, 2025 represented amounts payable to the shareholder in respect of good faith deposits paid on behalf of the Company. The balances were unsecured, non-interest bearing, and repayable on December 31, 2027.

(3)	The balances as of March 31, 2026 and September 30, 2025 represented good faith deposits paid to a related party in connection with the proposed acquisition of the Target, as disclosed in Note 8. The balances are presented in gross of the allowance for expected credit losses.

F-18

ZentoAI Intelligent Technology Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026 and 2025

13. Commitments and Contingencies

Commitments

As of March 31, 2026 and September 30, 2025, the Company had neither significant financial nor capital commitments. The acquisition intention agreements as disclosed in note 8 do not obligate the Company to consummate the proposed acquisition, and the related good faith deposits are refundable in whole if the buyer and seller terminate the proposed acquisition with written consent, or if the proposed acquisition is not consummated by December 31, 2027 in accordance with the terms of the agreements.

Contingencies

As of March 31, 2026 and September 30, 2025, the Company was not a party to any material legal or administrative proceedings. From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s consolidated financial performance or cash flows; however, an unfavorable outcome could have a material adverse effect on the Company’s results of operations.

14. Segment Information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), specifically the Company’s CEO, for making decisions, allocating resources and assessing performance.

The Company has not commenced substantive revenue-generating operations during the periods presented. Its activities have primarily consisted of maintaining its corporate operations, evaluating business opportunities and incurring administrative and other operating expenses. The CODM reviews the Company’s financial results on a consolidated basis and does not regularly review discrete financial information for separate components of the Company. Accordingly, the Company has determined that it has one operating segment and one reportable segment.

The CODM principally uses net loss to assess the performance of the reportable segment, monitor budget-to-actual results and evaluate the adequacy of the Company’s financial resources. The measure of segment profit or loss reviewed by the CODM is consistent with the Company’s consolidated net loss reported in the unaudited condensed consolidated statements of operations and comprehensive loss. The CODM does not regularly review disaggregated expense information by individual expense category for purposes of allocating resources or assessing segment performance. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Other income	$-	$1
Expenses	(41,850)	(17,383)
Income tax expenses	-	-
Net loss of single operating segment	$(41,850)	$(17,382)

15. Subsequent Events

Proposed acquisition

On June 22, 2026, the Company entered into a supplementary acquisition intention agreement with Haikou Xinyuehui Information Technology Co., Limited in connection with the proposed acquisition of the Target. Pursuant to the supplementary agreement, the Company paid an additional good faith deposit of $247,779 (equivalent to MOP2,000,000). The deposit was paid by a related party on behalf of the Company. The terms of the proposed acquisition remain subject to further negotiation between the buyer and the seller and the execution of definitive agreements. The good faith deposit will be credited toward the total purchase consideration upon consummation of the proposed acquisition. If the buyer and seller terminate the proposed acquisition with written consent, or if the proposed acquisition is not consummated by December 31, 2027, the deposit is refundable in full in accordance with the terms of the acquisition intention agreements. As of the date of this unaudited condensed financial statements issued, the Company paid deposits totaling $1,268,630 (equivalent to MOP10,000,000).

Proposed transaction

On September 9, 2026, Zenta Group Company Limited (“ZTG”) entered into a sales and purchase agreement with the Company to acquire 100% of the equity interests of the Company. The total consideration was $10,729,539, comprising cash consideration of $1,275,217 (equivalent to HKD10,000,000) and the issuance of 12,278,340 restricted Class A ordinary shares of ZTG. The equity consideration was measured at its fair value of $9,454,322, with a share price of $0.770 per share. The acquisition was completed on September 11, 2026.

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. Other than the subsequent events described above, no further subsequent events were identified.

F-19